EXHIBIT 21.1

TALON INTERNATIONAL, INC.

Subsidiaries

Name	Jurisdiction of Organization

Talon Technologies, Inc.	California

Tag-It Pacific Limited	Hong Kong

Talon Zipper (Shenzhen) Co. Ltd.	China

Talon International Private Limited	India

Note:       Subsidiary companies excluded from the above listing, if considered in the aggregate, would not constitute a significant subsidiary.